

PRESS RELEASE
FOR IMMEDIATE PUBLICATION   *EXHIBIT 99.1*

TIW REACHES FOUR MILLION SUBSCRIBERS IN ROMANIA

Montréal, Canada, June 9, 2004 – Telesystem International Wireless Inc. ("TIW") is pleased to announce that its subsidiary MobiFon S.A. ("MobiFon"), has reached the four million subscriber mark.

MobiFon, which operates under the brand name Connex, added over 542,000 net subscribers since January 1, 2004 and 327,000 since March 31, 2004.

"Connex thanks the four million Romanians who chose us as their mobile communications provider. This recent achievement not only demonstrates the success of our market strategy, but also the public's increased need for high quality, affordable mobile communications services as well as our attention to customer satisfaction" said Ted Lattimore, President and Chief Operating Officer of Connex.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with more than 5.6 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Český Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca